United States securities and exchange commission logo





                               September 30, 2021

       Eric Lefkofsky
       Chief Executive Officer
       Tempus Labs, Inc.
       600 West Chicago Avenue, Suite 510
       Chicago, Illinois 60654

                                                        Re: Tempus Labs, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
September 1, 2021
                                                            CIK No. 0001717115

       Dear Mr. Lefkofsky:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement

       Cover Page

   1. Please clarify that you will be a "controlled company" on the cover page but have elected not to take advantage
of the controlled company exemption to the corporate governance rules for publicly
listed companies.
       Prospectus Summary, page 1

   2. Your disclosure on page 9 indicating that you have two algorithmic tests appears inconsistent with your
disclosure elsewhere on page 30 indicating that you have three algorithmic tests.
Please revise the disclosure to resolve this inconsistency or explain.
 Eric Lefkofsky
FirstName LastNameEric   Lefkofsky
Tempus Labs,  Inc.
Comapany 30,
September NameTempus
              2021      Labs, Inc.
September
Page 2    30, 2021 Page 2
FirstName LastName
3. Please provide additional context regarding your revenue in 2020 and the six months ended June 30, 2021. Disclose the portion of your revenue generated from COVID-19 testing for each period. Also disclose that you expect your COVID-19 revenue to decrease due to the expiration of your agreement with CVS in July 2021 and as the prevalence of COVID-19 subsides and as other COVID-19 testing providers enter the market.
Our Three Product Lines, page 5

4. Please disclose the percentage of revenue generated from each of the three product lines.
         We note that the substantial majority of your total revenue is generated from genomics and the revenue from Algo has not been significant.
Data, page 6

5. Please revise your disclosures on pages 7-8 regarding the cohort graphics as follows:
             Clarify the differences (if any) between sequencing revenue presented here and genomics revenue as presented on the face of your financial statements.
             Describe the limitation of these analyses. For example, revise to explain the types of revenues and cost of revenues excluded from these analyses.
             Since you do not present any gross profit measures on the face of your GAAP income statement, please remove references to the phrase "gross profit" from these analyses.
             Revise the note below the 2020 Cohort table on page 8 to quantify the cost of subsequent data revenue that is excluded from the cohort analysis for each period presented.
             Make similar revisions as needed to the cohort analyses presented on pages 105-106 and 147-148.

Risk Factors
Risks Related to Our Business and Strategy, page 22

6. Please discuss the material terms of your contract with the Illinois Department of Health, including any termination provisions.
7. You disclose on page 31 that mentions in peer-reviewed journal publications are a good indicator of success. We also note your disclosure on page 163 indicating that you have self-authored 29 of 41 total articles in which you have been mentioned. Please revise your risk factor to include possible conflicts of interest related to such self-publications.
We rely on a limited number of suppliers or, in some cases, sole suppliers..., page 41

8. You disclose that you rely on sole suppliers such as Illumina, Inc. for certain sequencers, reagents, blood tubes and other equipment, instruments and materials that you use in your laboratory operations. Please disclose the material terms of your agreement with Illumina, including term and termination provisions. Tell us what consideration you have to filing
 Eric Lefkofsky
FirstName LastNameEric   Lefkofsky
Tempus Labs,  Inc.
Comapany 30,
September NameTempus
              2021      Labs, Inc.
September
Page 3    30, 2021 Page 3
FirstName LastName
         this agreement as an exhibit. See Item 601(b)(10) of Regulation S-K. We have identified a material weakness in our internal control over financial reporting, page 74

9. You state that you have taken steps to remediate the material weakness in your internal controls by hiring a Chief Accounting Officer and other key technical accounting and financial reporting roles to further develop and document your accounting policies and financial reporting procedures, including ongoing senior management review. You also state that you will continue to work to remediate this material weakness by hiring additional qualified accounting and financial reporting personnel, training existing personnel, and improving your accounting processes. Please disclose how long you estimate it will take to complete your plans and any associated material costs that you have incurred or expect to incur.
We are highly dependent on the services of Eric Lefkofksy ..., page 77

10. We note your disclosure that you are highly dependent on the services of Eric Lefkofsky, your Founder, Chief Executive Officer and Chairman of your board of directors. Please disclose the percentage of his time that he devotes to the business of the company given his other responsibilities as the co-founder and Executive Chairman of the board of Pathos
         AI, Inc. and the managing partner and co-founder of Lightbank LLC. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 112

11. You state that the increases in Genomics revenue in 2020 and the six months ended June
         30, 2021 were attributable primarily to the increases in the number of next generation sequencing clinical tests delivered. Please disclose the number of clinical test that were delivered for each period presented.
Comparison of the Six Months Ended June 30, 2020 and 2021, page 112

12. For all periods presented, please revise to provide greater context to your discussion of changes in revenue between periods. For example, please revise to quantify the extent to which increases are attributable to increases in prices or volume of tests performed in the
         Genomics product category or the number of new subscription agreements in the data and other product category. Please refer to Item 303(a)(3)(iii) of Regulation S-K.
Cash Flows, page 117

13. In order to provide investors with a better understanding of your business as a whole, please revise your discussion of cash flows for all periods presented so that the causes for changes in cash flows are addressed, rather than simply repeating the numerical data contained in the consolidated financial statements. Please refer to Instruction 4 to Item
         303(a) of Regulation S-K.
 Eric Lefkofsky
FirstName LastNameEric   Lefkofsky
Tempus Labs,  Inc.
Comapany 30,
September NameTempus
              2021      Labs, Inc.
September
Page 4    30, 2021 Page 4
FirstName LastName
Contractual Obligations and Commitments, page 118

14. We note that the amount of total purchase obligations shown here is not consistent with the amounts presented on page F-25. Please revise to clarify the nature of the purchase obligations shown here and how the amounts presented were determined. For example, to the extent that these represent obligations under data license agreements, it is unclear if amounts presented include estimates for additional payments contingent on the commercialization of data. Please also make any conforming changes, as necessary, on page F-25.
Critical Accounting Policies and Estimates
Revenue Recognition, page 119

15. You disclose on page 166 that you only received payment on approximately 50% and
         48% of your clinical oncology NGS tests during 2019 and 2020. It is unclear if you anticipated this level of reimbursement when you developed your estimates of variable consideration. Please revise to discuss the significant judgements made in the application of your revenue accounting policies and the likelihood of materially different reported results if different assumptions or conditions were to prevail. Refer to Item 303(a) of
         Regulation S-K, SEC Interpretive Release No. 33-8350 and SEC Release No. 33-8040.
16. We note from your disclosures on pages 34 and 181 that all claims summitted to the Local
         MAC for NGS oncology tests performed for Medicare beneficiaries in your Chicago lab after March 25, 2021 have been denied. We further note that this type of testing represented 30% of your clinical testing volume as of June 30, 2021. While you have begun the process of appealing these denials, it is unclear how you accounted for these claims and how your financial statements have been impacted. Please refer to SEC
         Release No. 33-8040, Item 303(a) of Regulation S-K and ASC
606-10-50-17.
         Please revise your disclosures here, in your MD&A and in your financial statement footnotes, as applicable, to:
             Discuss any changes to your estimates of variable consideration. Quantify the amount of unpaid receivable balances as of June 30,
3021 related to
              these denied claims.
             Explain if and how you plan to pursue reimbursement from other sources if your denial appeals are not successful.
             Quantify the amount of revenue recognized for NGS oncology tests performed for
              Medicare beneficiaries in your Chicago laboratory after March 25, 2021.
             To the extent you continue to recognize revenue associated with NGS oncology tests performed for Medicare beneficiaries in your Chicago laboratory, tell us how you considered ASC 606-10-32-14.
Business
Ingestion and Generation of Data, page 129

17. You disclose that you have approximately 200 direct data connections, many of which are
 Eric Lefkofsky
FirstName LastNameEric   Lefkofsky
Tempus Labs,  Inc.
Comapany 30,
September NameTempus
              2021      Labs, Inc.
September
Page 5    30, 2021 Page 5
FirstName LastName
         bi-directional. Please revise to clarify if you are paying for the data you acquire and/or ingest. Please explain if there are any goods or services you provide to these entities in exchange for the data you receive. Please also revise to address what happens to the data you have acquired if the providers who gave you access to data cease doing business with the Company. For example, it is unclear if you retain rights to sell and/or license the data acquired into perpetuity or only for a specific period of time. Customer Facing Applications, page 132

18. Please revise to more clearly explain the relationship between your customer facing applications (Hub and Lens) and your three product lines (Genomics, Data and Algos), including your primary Data products, Insights and Therapies. Therapies, page 148

19. Please revise to more fully describe the billing process for your Therapies product. For example, your disclosures on page 119 and F-15 indicate that the performance obligation is delivery of a notification of a matched patient for clinical trial or enrollment of a patient in a clinical trial. It is unclear how customers are notified that these performance obligations have been fulfilled.
Clinical Testing, page 166

20. So that we may better understand your business, please revise to explain your responsibilities (if any) for finding a replacement patient or issuing a refund in the event that a patient you matched to a clinical trial decides not to proceed with (or unenrolls from) a clinical trial. Please also clarify if the Company is obligated to identify a specific number of potential clinical trial candidates or enroll a certain number of patients into clinical trials over a given period.
Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-10

21. You disclose on page 41 that some of your agreements with customers require you to cover the initial setup costs for Data products. If material, please revise to provide accounting policy disclosure for costs to obtain and/or fulfill contracts. Please refer to
         ASC 340-40.
Concentration of Credit Risk, page F-12

22. Please revise to disclose revenue and accounts receivable customer concentrations as of and for the period ended June 30, 2021. For all periods presented, please also disclose concentrations in revenue due to COVID-19 testing. We note your disclosures on page
         145 that you have shifted resources away from COVID-19 testing and do not expect the level of COVID-19 testing to be material to your business going forward. Please refer to
         ASC 275-10-50-16 through 50-18.
 Eric Lefkofsky
FirstName LastNameEric   Lefkofsky
Tempus Labs,  Inc.
Comapany 30,
September NameTempus
              2021      Labs, Inc.
September
Page 6    30, 2021 Page 6
FirstName LastName



Revenue Recognition, page F-14

23. We note your disclosure on page 132 that you sometimes charge for access to Lens when a customer is interested in either a broader integration or some form of customization.
         Please tell us how you considered if access to Lens should be considered a separate performance obligation within your Data and other product offering. Please refer to ASC
         606-10-25-14 through 25-22.
24. You disclose on page 146 that for your Insights offering, customers pay either on a per file basis or through multi-year subscription agreements. You also indicate that you have signed contracts with a total remaining contract value of $172 million that you expect deliver to over the next several years. Please revise your revenue recognition policy for data and other to describe the types of contracts available to customers, to disclose the average length of your multi-year subscription agreements, and to provide the disclosures required by ASC 606-10-50-13.
25. On page 107, you disclose that through your Insights product, you license libraries of de-
         identified data and provide a suite of analytical services. Please tell us the nature of analytic services provided and explain how you determined those services did not represent a separate performance obligation. Additionally, we note your disclosure on page 146 that data profiles regularly update with clinical outcome and response data over time. Please tell us and revise your filing as appropriate to explain your process for providing license updates to customers, the specific features and functionality that your updates and upgrades provide and how you account for those updates. Please specifically address how you considered if those updates represent a distinct performance obligation.
         Please refer to ASC 606-10-25-21.

Cost of Revenue, Genomics, page F-15

26. You disclose on page F-15 that your cost of revenue, genomics includes third-party laboratory costs. So that we may better understand your business, please explain the nature of your contractual relationships with third-party laboratories, including the types of services performed by these labs. Please tell us how you considered the involvement of third party labs in determining if you were acting as a principal or an agent in your contractual arrangements with customers. Please refer to ASC 606-10-55-36 through 55-
         40.

27. You disclose on page 110 that, for the genomics product offering, costs associated with performing your tests are recorded at the time of report delivery. This seems inconsistent with disclosures on page F-15 indicating that costs are recorded as the tests are processed.
         Please revise as appropriate to correct this apparent discrepancy. If costs are recorded at the time of report delivery, please explain to us the basis for this policy and describe to us
 Eric Lefkofsky
FirstName LastNameEric   Lefkofsky
Tempus Labs,  Inc.
Comapany 30,
September NameTempus
              2021      Labs, Inc.
September
Page 7    30, 2021 Page 7
FirstName LastName
         the typical time delay between processing of tests and report delivery.
Research and Development, page F-16

28. Please revise to explain how you differentiate between expenses classified as Research and Development and those classified as Technology. To the extent that technology expenses do not qualify as research and development costs under either ASC 985-20-25 or
         730-10-25, please tell us how your policy of excluding technology costs from cost of revenues and/or selling, general and administrative expenses complies with Rule 5-
         03(b)(2) of Regulation S-K.
5. Goodwill and Intangibles, page F-23

29. Please revise to more fully explain the nature of your licensed data intangible asset, including how you acquired it, how it is used in your business and the relationship, if any, between this asset and your liabilities for accrued data licensing fees.
7. Stockholders' Equity, page F-26

30. Please revise to address the conversion rights associated with Class B common stock as described on page 211.
9. Stock Based Compensation, page F-30

31. Please provide us with a breakdown of the details of all stock-based compensation awards granted since January 1, 2021, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
10. Convertible Promissory Notes, page F-32

32. Please revise to explain how you account for principal reductions to your convertible promissory notes that are based upon the value of Google Cloud Platform services you use. Please also clarify the extent to which these notes require any minimum principal and/or interest payments prior to the maturity date. We note disclosure on page F-23 that your current liabilities include $15.5 million of interest payable as of June 30, 2021 but it is unclear if these amounts pertain to your convertible promissory notes.
15. Subsequent Events, page F-38

33. Please revise to clarify if the negative impacts to your business as a result of COVID-
         19 were also minimal for the six months ended June 30, 2021. Additionally, we note from your disclosure on page 22 that your COVID-19 testing agreement with CVS expired in
         July 2021. Considering that this contract represented 24% of your revenues for the year ended December 31, 2020 and 42% of your revenues for the six months ended June 30,
 Eric Lefkofsky
Tempus Labs, Inc.
September 30, 2021
Page 8
      2021, please revise to disclose the expiration of this agreement. Please refer to ASC 855-
      10-50-2 and ASC 275-10-50-16 through 50-18.
Exhibits

34. Please file the master agreement with Pathos AI, Inc. as a related party agreement. See
      Item 601(b)(10)(ii)(A) of Regulation S-K.
35. Please file the convertible promissory note with Google LLC and the Google Cloud
      Platform Agreement as exhibits. Refer to Item 601(b)(4) of Regulation
S-K.
General

36. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameEric Lefkofsky
                                                            Division of
Corporation Finance
Comapany NameTempus Labs, Inc.
                                                            Office of
Technology
September 30, 2021 Page 8
cc:       Courtney Tygesson
FirstName LastName